Filed by Towers, Perrin, Forster & Crosby, Inc.,
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Companies:
Watson Wyatt Worldwide, Inc. (Commission File No. 001-16159)
Towers, Perrin, Forster & Crosby, Inc. (Commission File No. 132-02690)
Jupiter Saturn Holding Company (Commission File No. )
By now, many of you may have seen the announcement that Towers Perrin and Watson Wyatt have agreed to merge to form Towers Watson. Post-merger, Towers Watson will be able to offer clients more comprehensive services and a deeper talent pool with broader geographic reach spanning 38 countries. The combination of the companies’ respective software solutions and expertise is one area in which clients will benefit from the combined synergies of the new Towers Watson organization.
Until the merger is effective, we will operate as independent and separate businesses and continue to compete where we compete today. Towers Perrin is doing “business as usual” and is committed to our risk and financial modeling software suites — RiskAgility™, MoSes™ and TAS Tillinghast Actuarial Software® — as well as our current strategy and planned investments for 2009. To this end, we will be releasing our RiskAgility™ Economic Capital Aggregator (RiskAgility™ EC) in August. MoSes V6.4 is due for release in October. These products will complement our current product set, which includes the recently released RiskAgility™ enterprise financial modeling platform and our MoSes family of products.
For more than two decades, Towers Perrin has made significant investments in software to meet client needs for sophisticated financial modeling tools. We value the investment that you and many other clients have made in our software, which is installed at over 400 client sites around the world.
We fully intend to define a software strategy that recognizes our clients’ investments in our products. It is important for you to know that we are committed to enhancing our current RiskAgility™ and MoSes™ products and that we will continue to provide support for our TAS® products.
We look forward to serving your needs in the years ahead.
Regards,
Mike Oxley
Managing Director
Towers Perrin Software Solutions

Forward-Looking Statements
This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these statements and other forward-looking statements in this document by words such as “may”, “will”, “would”, “expect”, “anticipate”, “believe”, “estimate”, “plan”, “intend”, “continue”, or similar words, expressions or the negative of such terms or other comparable terminology. These statements include, but are not limited to, the benefits of the business combination transaction involving Towers Perrin and Watson Wyatt, including the combined company’s future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Towers Perrin’s and Watson Wyatt’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.
The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Towers Perrin shareholders and Watson Wyatt stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that anticipated cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the ability to recruit and retain qualified employees and to retain client relationships; the combined company’s ability to make acquisitions, on which its growth depends, and its ability to integrate or manage such acquired businesses; and the risk that a significant or prolonged economic downturn could have a material adverse effect on the combined company’s business, financial condition and results of operations. Additional risks and factors are identified under “Risk Factors” in Watson Wyatt’s Annual Report on Form 10-K filed on August 15, 2008, which is on file with the SEC, and under “Risk Factors” in the joint proxy statement/prospectus that will be filed by Jupiter Saturn Holding Company.
You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature. None of Jupiter Saturn Holding Company, Towers Perrin or Watson Wyatt undertakes an obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.
Where You Can Find Additional Information
This communication was issued on July 6, 2009. Towers Perrin and Watson Wyatt have formed a company, Jupiter Saturn Holding Company (the “Holding Company”), which will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that will contain a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND THE OTHER RELEVANT DOCUMENTS FILED WITH

THE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TOWERS PERRIN, WATSON WYATT, THE HOLDING COMPANY AND THE PROPOSED TRANSACTION. You will be able to obtain the joint proxy statement/prospectus (when it becomes available) and the other documents filed with the Commission free of charge at the Commission’s website, www.sec.gov. In addition, you may obtain free copies of the joint proxy statement/prospectus (when it becomes available) and the other documents filed by Towers Perrin, Watson Wyatt and the Holding Company with the Commission by requesting them in writing from Towers Perrin, One Stamford Plaza, 263 Tresser Boulevard, Stamford, CT. 06901-3225, Attention: Marketing, or by telephone at 203-326-5400, or from Watson Wyatt, 901 N. Glebe Rd., Arlington, VA. 22203, Attention: Investor Relations, or by telephone at 703-258-8000.